Rule 424(b)(3)
                                                                   No. 333-89691


                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 4, 2001. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of May 16, 2001, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after May 16, 2001, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On March 23, 2001, the Company acquired two SpringHill Suites(TM) by Marriott(R) Properties located in Centreville, Virginia (the "Centreville Property") and Charlotte, North Carolina (the "Charlotte Property"). Each Property includes 136 guest suites, an indoor pool and spa, an exercise room, a breakfast area, a business center and a 350 square-foot board room. The Centreville Property, which opened in December 2000, is located 11 miles south of downtown Washington D.C. and the Charlotte Property, which opened in March 2001, is located eight miles southwest of the University of North Carolina at Charlotte.

         In addition, on April 6, 2001, the Company, through subsidiaries, acquired a parcel of land located in Edison, New Jersey and entered into a development services agreement with a subsidiary of the Advisor to construct a Courtyard(R) by Marriott(R) on the Property (the "Edison Property"). Once constructed, the Edison Property is expected to include 145 guest rooms, two meeting rooms and two conference room suites, an indoor swimming pool and whirlpool, an exercise room and a business center. Construction is expected to be completed in the second quarter of 2002. The Property is located just west of Interstate 95, which provides direct access from New Jersey to New York.

         As of May 16, 2001, the Company owned interests in 34 Properties, including four Properties on which hotels are being constructed. In addition, the Company has a commitment to acquire an interest in one additional Property through a joint venture. All of the Properties owned by the Company are, or in the case of the hotels under construction will be, leased on a long-term, triple-net basis and operated as national hotel chains.

         On March 1, April 1, and May 1, 2001, the Board of Directors declared distributions of $0.06354 per Share to stockholders of record on March 1, April 1, and May 1, 2001, respectively, representing an annualized distribution rate of 7.625%.


                                  THE OFFERING

         Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in gross proceeds, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced the 1999 Offering of up to 27,500,000 Shares. On September 14, 2000, the 1999 Offering closed upon receipt of subscriptions totalling approximately $275,000,000. Following completion of the 1999 Offering, the Company commenced this offering of up to 45,000,000 Shares. As of May 16, 2001, the Company had received aggregate subscriptions for 60,742,720 Shares totalling $607,427,198 in gross proceeds, including 211,877 Shares ($2,118,767) issued pursuant to the Reinvestment Plan from its Initial Offering, the 1999 Offering and this offering. As of May 16, 2001, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $537,800,000. As of May 16, 2001, the



May 25, 2001                                      Prospectus Dated April 4, 2001

Company had invested, directly or indirectly, approximately $418,200,000 of net offering proceeds and $185,500,000 in loan proceeds, described below in "Business -- Borrowing" and in the Prospectus dated April 4, 2001 under the heading "Business -- Borrowing," in 34 hotel Properties, including four Properties on which hotels are being constructed. In addition, as of May 16, 2001, the Company had used net offering proceeds to redeem 351,547 Shares of Common Stock for $3,260,377 and to pay approximately $31,400,000 in acquisition fees and certain acquisition expenses, leaving approximately $84,900,000 available to invest in Properties and Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

         Between February 23, 2001 and May 16, 2001, the Company acquired two Properties, each consisting of land and building. In connection with the purchase of these two Properties, the Company, as lessor, entered into long-term lease agreements with unaffiliated lessees. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business -- Description of Property Leases."

         In addition, CNL Hotel CY-Edison, LP, a Florida limited partnership that is an indirect, wholly owned subsidiary of the Company, acquired a parcel of land located in Edison, New Jersey, and entered into a development services agreement with an affiliate of the Advisor to construct a hotel Property. The general terms of this agreement are described in the section of the Prospectus entitled "Business -- Site Selection and Acquisition of Properties -- Construction and Renovation." The Company has entered into a lease relating to this Property on substantially the same terms described in "Business -- Description of Property Leases."

         The following table sets forth the location of the three Properties acquired by the Company from February 23, 2001 through May 16, 2001, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.

                                                                        PROPERTY ACQUISITIONS
                                                             From February 23, 2001 through May 16, 2001

                                              Purchase                      Lease Expiration        Minimum
   Property Location and Competition          Price (1)    Date Acquired   and Renewal Options   Annual Rent(2)  Percentage Rent
------------------------------------------  ------------   -------------   -------------------   -------------  -----------------

SpringHill Suites by Marriott (3)(4)        $11,414,000      03/23/01      12/2015; two ten-      $1,141,400    for each lease year
(the "Centreville Property")                                               year renewal options                 after the second
Existing hotel                                                                                                  lease year, 7% of
                                                                                                                room revenues in
The Centreville Property, which opened                                                                          excess of room
in December 2000, is located in                                                                                 revenues for the
Centreville, Virginia, 11 miles south of                                                                        second lease year
downtown Washington, D.C.  Other lodging
facilities located in proximity to the
Centreville Property include a Courtyard
by Marriott, a Hilton Inn, a Hampton Inn,
a Summerfield Suites, a Hyatt and two
Residence Inn by Marriott hotels.

SpringHill Suites by Marriott (3)(4)        $11,773,000      03/23/01      12/2015; two ten-      $1,177,300    for each lease year
(the "Charlotte Property")                                                 year renewal options                 after the second
Existing hotel                                                                                                  lease year, 7% of
                                                                                                                room revenues in
The Charlotte Property, which opened in                                                                         excess of room
March 2001, is located in Charlotte,                                                                            revenues for the
North  Carolina, eight miles southwest of                                                                       second lease year
the  University of North Carolina at
Charlotte.  Other lodging facilities
located in proximity to the Charlotte
Property include a Courtyard by Marriott,
a Residence  Inn by Marriott, a Homewood
Suites, a Holiday  Inn and a Hilton.  In
addition, a TownePlace Suites by  Marriott
is currently under construction in this
area.



                                             Purchase                       Lease Expiration        Minimum
   Property Location and Competition         Price (1)     Date Acquired   and Renewal Options   Annual Rent (2)     Percentage Rent
------------------------------------------  -----------    --------------  -------------------   ---------------     ---------------

Courtyard by Marriott (5)(6)                $1,800,000       04/06/01      08/2017; three        10.25% of Total           (9)
(the "Edison Property")                     (excluding                     five-year renewal     Cost (8)
Hotel to be constructed                     development                    options               increases to
                                            costs) (7)                                           10.50% in lease
The Edison Property is located in Edison,                                                        year two and
New Jersey, just west of Interstate 95,                                                          10.75% in lease
which provides direct access from New                                                            year three and
Jersey to New York.  Other lodging                                                               thereafter
facilities located in proximity to the
Edison Property include a Clarion, a Hilton
and two Sheraton hotels.  In addition,
there are currently three hotels under
construction in this area.



FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building and equipment portion) of each of the Properties acquired, and for the construction Property, once the building is constructed, is set forth below:

         Property                              Federal Tax Basis

         Centreville Property                        $10,020,000
         Charlotte Property                           10,263,000
         Edison Property                              14,450,000

(2) Minimum annual rent for each of the Properties became payable on the effective date of the lease, except as indicated below. For the Edison Property, minimum annual rent will become due and payable on the date the hotel opens to the public.

(3) The lessee of the Centreville and Charlotte Properties is the same unaffiliated lessee. Each property includes 136 guest suites, an indoor pool and spa, an exercise room, a breakfast area, a business center and a 350 square-foot board room.

(4) Marriott International, Inc. has entered into an agreement with the tenant in which Marriott International, Inc. has agreed to advance and loan to the tenant any amounts needed to pay minimum rent under the lease. The agreement terminates on the earlier of the end of the fourth lease year or at such time as the net operating income from the Properties exceeds minimum rent due under the leases by 25% for any trailing 12-month period. The maximum amount of the liquidity facility is $10,017,000 and the agreement covers minimum rent payments for the Centreville and Charlotte Properties, in addition to the Alpharetta, Overland Park, Cottonwood, Raleigh, Mt. Laurel, Scarborough and Tewksbury Properties described in the section of the Prospectus entitled "Business -- Property Acquisitions." Net operating income from all nine Properties will be pooled in determining whether the Properties' aggregate net operating income exceeds the aggregate minimum rent due under the leases by 25%. The tenant has assigned its rights to receive advances under the liquidity facility agreement to the Company. In addition, the leases for the nine Properties contain cross-default terms, meaning that if the tenant to any of these Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to all nine Properties, regardless of whether the tenant of any such Property is under default under its lease.

(5) The Company entered into a commitment for a revolving construction line of credit with a bank to be used by the Company to fund the land acquisition and the development of the Edison Property. The commitment provides that the Company will be able to receive advances of up to $17,000,000 until September 15, 2003. Interest expense on each advance is expected to be payable monthly, with all unpaid interest and principal due no later than 30 months from the date of the advance. Advances under the construction line of credit are expected to bear interest at a rate per annum equal to 300 basis points above 90-day LIBOR. The loan will be secured by a mortgage on the Property and a $6,000,000 certificate of deposit. As of May 16, 2001, the Company had not closed on the construction line of credit.

(6) Once constructed, the Edison Property is expected to include 145 guest rooms, two meeting rooms and two conference room suites, an indoor swimming pool and whirlpool, an exercise room and a business center.

(7) The development services agreement for the Property provides that construction must be completed no later than the date set forth below. A wholly owned subsidiary of the Advisor will receive a Development Fee equal to 5% of the estimated maximum cost of developing the Property for serving as developer of the Property. The maximum cost to the Company (including the purchase price of the land, development costs, and closing and acquisition costs) is not expected to, but may, exceed the amount set forth below:

         Property             Estimated Maximum Cost    Estimated Final Completion Date
         --------             ----------------------    -------------------------------

         Edison Property           $17,000,000                     June 2002


(8) The "Total Cost" is equal to the sum of (i) the purchase price of the Property, (ii) closing costs and (iii) actual development costs incurred under the development services agreement.

(9) For each fiscal year, 10% of revenues in excess of the greater of $5,000,000 or gross revenues for the Property for the first year.

PENDING INVESTMENTS

         On May 15, 2001, the Company entered into an agreement in principle to invest in a Property in Waikiki, Hawaii (the "Waikiki Beach Property") through a joint venture. The Waikiki Beach Property is expected to be owned by WB Resort Partners, L.P., a joint venture (the "Joint Venture") between the Company, Marriott International, Inc. or an affiliate thereof, and a partnership in which an Affiliate of the Advisor will be the general partner. The Company is anticipated to have a 49% equity interest in the Joint Venture, and an equivalent interest in the Joint Venture's profits and losses. The overall cost of the Property (including acquisition of land and renovation) is estimated to be approximately $215,000,000. The Company expects that the Joint Venture will obtain permanent financing from a third party lender for approximately 61% of this amount, with such financing to be secured by a mortgage on the Waikiki Beach Property. In connection with the renovation of the Waikiki Beach Property, the Company anticipates that the Joint Venture will pay Development Fees to a wholly owned subsidiary of the Advisor that will act, along with an affiliate of Marriott International, Inc., as co-developer of the Property. The Property will be leased to a subsidiary of the Joint Venture (which will also be an indirect subsidiary of the Company and will make an election to be treated as a taxable REIT subsidiary under the Code) and will be managed by Marriott International, Inc.

         The Waikiki Beach Property is located in the Waikiki district of Honolulu, on the island of Oahu, Hawaii. The Property is operated as a Marriott Resort and includes approximately 1,300 guest rooms, multiple restaurants and lounges, a fitness center, on-site retail shopping and two swimming pools with an expansive sun deck overlooking the Pacific Ocean. Renovation of the Waikiki Beach Property is currently anticipated to be completed in April 2002.